Exhibit 10.22

Amphastar 2-1-17

ASSET PURCHASE AGREEMENT

between

ATHENEX, INC.

and

AMPHASTAR PHARMACEUTICALS, INC.

Dated as of February 1, 2017

Exhibit A	Forms of Transfer Documents
Exhibit B	Form of Purchaser Change in Ownership Letters
Exhibit C	Form of Seller Change in Ownership Letters

ASSET PURCHASE AGREEMENT dated as of                     , 2017 (this “Agreement”), between Athenex, Inc., a Delaware corporation (“Purchaser”) and Amphastar Pharmaceuticals, Inc., a Delaware corporation (“Seller”).

WHEREAS, pursuant to an asset purchase agreement dated as of March 4, 2016 (the “Hikma Asset Purchase Agreement”), Seller purchased certain assets, including the Transferred Assets (as defined herein), from Hikma Pharmaceuticals PLC, a public limited company incorporated in England and Wales (“Hikma”) (the “Hikma Acquisition”);

WHEREAS, Seller owns the Transferred Assets;

WHEREAS, Seller desires to sell, transfer and deliver the Transferred Assets to Purchaser and Purchaser desires to acquire such Transferred Assets, upon the terms and subject to the conditions of this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, and intending to be legally bound, the parties hereby agree as follows:

ARTICLE I

PURCHASE AND SALE

SECTION 1.01. Purchase and Sale.

(a) Purchase Price. Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller will sell, transfer, assign, convey and deliver to Purchaser, and Purchaser will purchase, acquire and accept from Seller, all of Seller’s right, title and interest in, to and under the Transferred Assets as of the Closing, free and clear of all Liens (other than Permitted Liens) for (a) an aggregate purchase price of $6.4 million in cash to be paid in accordance with the terms and conditions of Section 2.02(b) (the “Purchase Price”); and (b) the assumption by Purchaser of the Assumed Liabilities. The purchase and sale of the Transferred Assets and the assumption of the Assumed Liabilities are collectively referred to in this Agreement as the “Acquisition”.

(b) Royalty. In addition to the Purchase Price, Purchaser agrees to pay Seller a royalty fee equal to 2% of Net Sales (if any) which are derived from Purchaser’s sales of the Products from the Transferred Assets (the “Royalty Fee”) for a period beginning as of the date of Closing and continuing until the tenth (10th) anniversary of the Closing Date (the “Royalty Term”). Such Royalty Fee shall be cumulated, will be in U.S. Dollars and paid to Seller within forty-five (45) days of the end of each calendar quarter during the Royalty Term; it being understood that the Royalty Fee payments shall be reconciled, to the extent necessary, in any subsequent quarter during the Royalty Term or at the end of the Royalty Term, as the case may be, based on the actual Net Sales realized by Purchaser. Purchaser shall provide Seller with a written statement setting forth the number of Product units sold and the Royalty Fee due during each calendar quarter during the Royalty Term within thirty (30) days of the end of each calendar quarter. The Purchaser shall maintain and keep for a period of not less than two (2) years complete and accurate records in sufficient detail to enable any accrued royalties to be calculated. During normal business hours and with reasonable advance written notice but in no event less than twenty (20) Business Days and not exceeding once a year during the Royalty Term, Purchaser shall permit a Representative of Seller to have access to such records of Purchaser as may be necessary to verify the accuracy of the records related to the Royalty Fees paid to Seller (in each case, a “Seller Audit”); provided however that any such Seller Audit must take place no more than one (1) year following the end of the calendar year during the Royalty Term at issue and will be at Seller’s expense unless the mutually agreed upon accounting firm audit finds that the royalties have been under reported by more than 5%, in which case Buyer will pay for the audit. Promptly following Seller’s completion of any such Seller Audit (but in no event later than thirty (30) days following such completion), Seller shall deliver to Purchaser written notice of the results of such Seller Audit, including a description in reasonable detail of any proposed adjustments to the Royalty Fees actually paid to Seller for the applicable period covered by such Seller Audit. Seller and Purchaser will negotiate in good faith to resolve any dispute over Seller’s proposed adjustments to the Royalty Fees, provided that if any such dispute is not resolved within thirty (30) days following receipt by Purchaser of the proposed adjustments, either Purchaser or Seller may engage a mutually agreed upon accounting firm with a national presence (the “Accounting Firm”) on behalf of Purchaser and Seller to resolve any remaining dispute of Seller’s proposed adjustments, which resolution will be final. The Accounting Firm will be instructed to deliver its written determination within thirty (30) days. The Accounting Firm will address only those items in dispute and may not assign a value greater than the greatest value for such item claimed by either party or a value smaller than the smallest value for such item claimed by either party. The fees and expenses of the Accounting Firm will be shared by the parties in inverse proportion to the percentage of the disputed amount determined by the Accounting Firm to be in favor of Seller, on the hand, and Purchaser, on the other hand. The calculation and amount of the Royalty Fees for the period covered by any Seller Audit will become final and binding on all parties upon the earliest of (i) Seller’s delivery of notice to Purchaser of the results of the Seller Audit whereby such results reflect Seller’s agreement with the amount of Royalty Fees actually paid to Seller, (ii) the mutual agreement of Seller and Purchaser with respect to any of Seller’s proposed adjustments to the Royalty Fees actually paid to Seller, and (iii) the Accounting Firm’s final resolution of any disputes submitted to the Accounting Firm. Promptly after such final determination of the amount of the Royalty Fees for the period covered by any Seller Audit: (x) if such finally determined Royalty Fee amount exceeds the amount actually paid to Seller, then Purchaser will pay to Seller an amount equal to such excess within thirty (30) days after such final determination; or (ii) if the amount of Royalty Fees actually paid to Seller exceed such finally determined Royalty Fee amount, then Seller will refund to Purchaser an amount equal to such excess within thirty (30) days after such final determination.

SECTION 1.02. Transferred Assets and Excluded Assets.

(a) The term “Transferred Assets” means all of Seller’s right, title and interest in, to and under the following assets as they exist at the time of the Closing:

(i) all books, records, files, data and other documentation in the categories, to the extent applicable and obtained from Hikma, set forth in Section 1.02(a)(i) of the Seller Disclosure Schedule that are exclusively related to the Products or the Transferred Assets (except to the extent in the possession or control of a Governmental Entity or a contract manufacturer of the Products) and as provided in Section 5.01 (collectively, the “Transferred Books and Records”);

(ii) all ANDAs listed in Section 1.02(a)(ii) of the Seller Disclosure Schedule (the “Regulatory Approvals”); and

(iii) all of the inventory for the Active Pharmaceuticals Ingredients (“API”) as of the Closing listed in Section 1.02(a)(iii) of the Seller Disclosure Schedule.

(b) Notwithstanding anything to the contrary contained in this Agreement, (A) no Excluded Asset (as defined below) shall be included within the Transferred Assets and (B) Seller shall not sell, transfer, assign or deliver to Purchaser, and Purchaser shall not purchase, acquire or accept, any right, title and interest of Seller in, to or under the Commingled Documents or any assets of Seller or its affiliates not expressly included in the Transferred Assets (all such other assets, the “Excluded Assets”); provided, that Seller shall use commercially reasonable efforts to provide Purchaser with access to the Commingled Documents in accordance with Section 5.01.

(c) Subject to Section 5.02(b) and in accordance with Section 5.01, Seller shall have the right to retain copies of and have access to the documents, materials and data relating to the ownership, use, sale, license or lease of the Transferred Assets prior to the Closing Date.

SECTION 1.03. Assumption of Liabilities; Retained Liabilities.

(a) Upon the terms and subject to the conditions of this Agreement Purchaser shall assume, effective as of the Closing, and shall pay, perform and discharge when due, any and all obligations, liabilities and commitments of any nature, whether known or unknown, express or implied, primary or secondary, direct or indirect, liquidated, absolute, accrued, contingent or otherwise and whether due or to become due (collectively, “Liabilities”):

(i) related to or arising out of the ownership, use, sale, license or lease of the Transferred Assets by Purchaser from and after the Closing Date, including all Liabilities (A) related to or arising out of products liability Claims with respect to the Exploitation of any Product on or after the Closing Date or (B) related to or arising out of government seizures, filed corrections, withdrawals or recalls of Product sold on or after the Closing Date;

(ii) concerning the use of any third party Intellectual Property (“IP Liabilities”), arising out of or related to any Exploitation of Product on or after the Closing Date;

(iii) for Transfer Taxes and Apportioned Obligations allocated to Purchaser under Section 5.07; and

(iv) related to or arising out of the matters set forth in Section 1.03(a)(iv) of the Seller Disclosure Schedules.

The Liabilities referenced in clauses (i) through (iv) above are referred to, collectively, as the “Assumed Liabilities”.

(b) The term “Retained Liabilities” means all Liabilities of Seller and its affiliates, including without limitation to the extent related to the Transferred Assets, other than the Assumed Liabilities.

ARTICLE II

CLOSING

SECTION 2.01. Closing. The closing of the Acquisition (the “Closing”) shall take place by the electronic exchange of documents and signature pages on the date hereof (the “Closing Date).”

SECTION 2.02. Transactions To Be Effected at the Closing.

(a) At the Closing, Seller shall deliver or cause to be delivered to Purchaser duly executed binding term sheet, bills of sale, assignments, licenses and other instruments of transfer relating to the Transferred Assets, in each case in the form attached hereto as Exhibit A.

(b) At the Closing, Purchaser shall deliver or cause to be delivered to Seller within fifteen (15) business days of the Closing Date (i) payment, by wire transfer of immediately available funds to one or more accounts designated in writing by Seller (such designation to be made at least fifteen (15) days prior to the Closing Date), of $1.0 million and (ii) duly executed counterparts to the bills of sale, assignments, licenses and other instruments of transfer referred to in Section 2.02(a), and duly executed assumption agreements and other instruments of assumption providing for the assumption of the Assumed Liabilities, in each case reasonably acceptable to Purchaser and Seller. A second payment in the amount of $1.0 million will be made by Purchaser to Seller within 30 days of May 1, 2017. A third payment in the amount of $3.0 million will be paid within 30 days of receiving FDA approval of site transfer to sell Prochlorperazine Edisylate Injection USP and a fourth payment in the amount of $1.4 million will be paid by Purchaser to Seller within 30 days of FDA approval of site transfer of the second product to be FDA approved. If the third and fourth payment milestones are not reached by December 31, 2017, Purchaser will pay the balance of the $4.4 million within 30 days of December 31, 2017. All of the risk of loss with respect to the Transferred Assets (whether or not covered by insurance) shall be on Seller up to the time of the Closing, whereupon such risk of loss with respect to the Transferred Assets shall pass to Purchaser. Notwithstanding anything to the contrary contained in this Agreement except as a result of a breach by Seller or its affiliates of this Agreement, and/or during the pendency of any disputes arising under or related hereto (whether for breach of contract, tortious conduct or otherwise), in the event that Purchaser fails to make any of the required payments set forth in this Section 2.02(b) (“Payment Breach”), and fails to cure such Payment Breach within 45 days written of notice in accordance with Section 8.04 thereof, Purchaser agrees to transfer the ownership of the Transferred Assets to Seller and Purchaser shall have no right of recourse to any of the previous payments.

(c)

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the disclosure schedules of Seller (the “Seller Disclosure Schedule”), Seller hereby represents and warrants to Purchaser as follows:

SECTION 3.01. Organization and Standing. Seller is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. Seller has the requisite power and authority to enable it to own, lease, license or otherwise hold the Transferred Assets owned, leased, licensed or otherwise held by it.

SECTION 3.02. Authority; Execution and Delivery; Enforceability. Seller has the requisite power and authority to execute and deliver this Agreement and the other agreements and instruments to be executed and delivered by it in connection with this Agreement (the “Ancillary Agreements”) to which it will be a party and to consummate the Acquisition and the other transactions contemplated to be consummated by it by this Agreement and such Ancillary Agreements. Seller has taken all action required by its organizational documents to authorize the execution and delivery of this Agreement and the Ancillary Agreements and to authorize the consummation of the Acquisition and the other transactions contemplated to be consummated by it by this Agreement and such Ancillary Agreements. Seller has duly executed and delivered this Agreement and each Ancillary Agreement, and (assuming the due authorization, execution and delivery by the other parties hereto) this Agreement and each Ancillary Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms subject, as to enforcement, to applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance or similar Laws affecting the enforcement of creditors’ rights generally and to general equitable principles (whether considered in a Proceeding in equity or at law) (the “Enforceability Exceptions”).

SECTION 3.03. Non-Contravention and Approvals.

(a) The execution and delivery by Seller of this Agreement and each Ancillary Agreement does not, and the consummation by Seller of the Acquisition and the other transactions contemplated to be consummated by it by this Agreement and such Ancillary Agreements will not, (i) conflict with or violate the organizational documents of Seller, (ii) assuming compliance with Section 3.03(b), conflict with or violate any judgment, injunction, order or decree (“Judgment”) or federal, national, supranational, state, provincial, local, foreign or administrative statute, law, ordinance, rule, code or regulation (“Law”) to which Seller or any of the Transferred Assets is subject or (iii) result in the creation of any Lien (other than Permitted Liens or Liens arising from any act of Purchaser or its affiliates) upon any of the Transferred Assets, except, in the case of clauses (ii) and (iii), for any such items that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Transferred Assets or materially impede or materially delay the consummation by Seller of the Acquisition and the other transactions contemplated by this Agreement (“a Material Adverse Effect”).

(b) Except as contemplated by this Agreement, no consent, approval, waiver, notice or authorization (“Consent”) of, or registration, declaration or filing with, any Governmental Entity is required to be obtained, given or made by Seller in connection with the execution, delivery and performance of this Agreement or the Ancillary Agreements, or the consummation of the Acquisition other than (i) those that may be required solely by reason of Purchaser’s (as opposed to any other third party’s) participation in the Acquisition and the other transactions contemplated by this Agreement and by the Ancillary Agreements and (ii) those the failure of which to obtain, give or make would not, individually or in the aggregate, constitute a Material Adverse Effect.

SECTION 3.04. Title to Assets. Seller has good and marketable title to, and is transferring to Purchaser all of Seller’s right, title and interests in and to, the Transferred Assets, in each case free and clear of any mortgages, liens, pledges, security interests, charges or other encumbrances of any kind (collectively, “Liens”), except for Permitted Liens.

SECTION 3.05. Litigation. There are no Proceedings pending or, to the knowledge of Seller, threatened in writing against Seller or any of its affiliates which relate to the Transferred Assets and which, in all cases would, individually or in the aggregate, constitute a Material Adverse Effect. None of Seller or any of its affiliates is party or subject to or in default under any unsatisfied Judgment applicable to the Transferred Assets, other than such Judgments that would not, individually or in the aggregate, constitute a Material Adverse Effect.

SECTION 3.06. Regulatory Approvals; Compliance Arrangements. To the knowledge of Seller, each Regulatory Approval is valid, effective and in full force and effect in all material respects, and all applicable fees and costs that are due and payable with respect to such Regulatory Approvals have been paid in full.

SECTION 3.07. Hikma Asset Purchase Agreement. With respect to the agreements and covenants of Seller concerning the sale, transfer, assignment, conveyance, and delivery of, and access to, the Transferred Assets and the Commingled Documents (including Seller Commingled Information and Purchaser Commingled Information) that are set forth in Sections 1.01, 1.02, and 5.01(I) of this Agreement (and as such terms are defined in this Agreement), the Hikma Asset Purchase Agreement contains the same or substantially the same agreements and covenants with respect to the Transferred Assets and Commingled Documents (as between Hikma and Seller), other than with respect to (i) purchase price, (ii) efforts standards with respect to the delivery of and access to the Transferred Assets and Commingled Documents and (iii) the last sentence of Section 5.01(I) of this Agreement. The seller will provide a copy of the Hikma Asset Purchase Agreement to the Purchaser.

SECTION 3.08. API. All inventory of API set forth on Section 1.02(a)(iii) of the Seller Disclosure Schedule that is unexpired (as indicated in the column titled “Expiry”) as of the Closing Date is usable and of a quality in accordance with applicable FDA guidelines through the date of expiry.

SECTION 3.09. Representations Complete. Other than the representations and warranties of Seller specifically contained in this Article III, there are no representations or warranties of Seller or any other person either expressed or implied with respect to the Transferred Assets, the Assumed Liabilities, or the transactions contemplated hereby, individually or collectively. None of Seller, its affiliates or its Representatives makes any representations or warranties relating to (i) the maintenance, repair, condition, design, performance or marketability of any Transferred Asset, including merchantability of fitness for a particular purpose, (ii) the Exploitation of the Products by Seller on or prior to the Closing, (iii) the ownership, use, sale, license or lease of the Transferred Assets by Purchaser after the Closing or (iv) the Exploitation of the Transferred Assets by Purchaser after the Closing, including the probable success or profitability of the Exploitation of the Products after the Closing. Nothing in this Section 3.09 or otherwise in this Agreement shall limit any claim for fraud or intentional misrepresentation.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller as follows:

SECTION 4.01. Organization. Purchaser is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization or incorporation.

SECTION 4.02. Purchaser agrees to make timely payments to seller in accordance with section 2.02(b)

SECTION 4.03. Authority; Execution and Delivery; Enforceability. Purchaser has the requisite power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it will be a party and to consummate the Acquisition and the other transactions contemplated to be consummated by it by this Agreement and such Ancillary Agreements. Purchaser has taken all action required by its organizational documents to authorize the execution and delivery of this Agreement and the Ancillary Agreements and to authorize the consummation of the Acquisition and the other transactions contemplated to be consummated by it by this Agreement and such Ancillary Agreements. Purchaser has duly executed and delivered this Agreement and each Ancillary Agreement, and (assuming the due authorization, execution and delivery by the other parties hereto) this Agreement and each Ancillary Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms subject, as to enforcement, to the Enforceability Exceptions.

SECTION 4.04. Non-Contravention and Approvals.

(a) The execution and delivery by Purchaser of this Agreement and each Ancillary Agreement, the consummation by Purchaser of the Acquisition and the other transactions contemplated to be consummated by it hereunder and the consummation by Purchaser of the transactions contemplated to be consummated by them under the Ancillary Agreements will not, (i) conflict with or violate the organizational documents of Purchaser, (ii) result in any violation of, breach of or constitute a default under, or give rise to a right of termination, cancellation, payment or acceleration of any obligation or loss of a benefit under, any Contract to which Purchaser is a party or by which any of its properties or assets is bound, (iii) assuming compliance with Section 4.04(b), conflict with or violate any Judgment or Law to which Purchaser or its properties or assets are subject or (iv) result in the creation of any Lien upon any of the properties or assets of Purchaser, except, in the case of clauses (ii) through (iv), for any such items that would not, individually or in the aggregate, reasonably be expected to result in any event, change, occurrence or effect that prevents or materially impedes or materially delays the consummation by Purchaser of the Acquisition and the other transactions contemplated by this Agreement (a “Purchaser Material Adverse Effect”).

(b) No Consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained, given or made by Purchaser in connection with the execution, delivery and performance of this Agreement or the Ancillary Agreements or the consummation of the Acquisition, other than (i) those that may be required solely by reason of Seller’s (as opposed to any other third party’s) participation in the Acquisition and the other transactions contemplated by this Agreement and by the Ancillary Agreements, and (ii) those the failure of which to obtain, give or make would not, individually or in the aggregate, constitute a Purchaser Material Adverse Effect.

SECTION 4.05. Litigation. There are no Proceedings or Claims pending or, to the knowledge of Purchaser, threatened in writing against Purchaser or any of its affiliates that, in any such case, would, individually or in the aggregate, constitute a Purchaser Material Adverse Effect. Neither Purchaser nor any of its affiliates is party or subject to or in default under any unsatisfied Judgment, other than such Judgments that would not, individually or in the aggregate, constitute a Purchaser Material Adverse Effect.

SECTION 4.06. No Brokers’ Fees. Purchaser has not taken any action that would entitle any person to any commission or broker’s fee in connection with the transactions contemplated by this Agreement.

SECTION 4.07. Seller’s Representations; Independent Investigation.

(a) Purchaser acknowledges and agrees that, other than the representations and warranties of Seller specifically contained in Article III, there are no representations or warranties of Seller or any other person either expressed or implied with respect to the Transferred Assets, the Assumed Liabilities, or the transactions contemplated hereby, individually or collectively. Purchaser, together with and on behalf of its affiliates and Representatives, specifically disclaims that it or they are relying upon or have relied upon any such other representations or warranties that may have been made by any person, and Purchaser, together with and on behalf of its affiliates and Representatives, acknowledges and agrees that Seller and its affiliates have specifically disclaimed and do hereby specifically disclaim any such other representation or warranty made by any person. Without limiting the generality of the foregoing, Purchaser acknowledges and agrees that none of Seller, its affiliates or its Representatives makes any representations or warranties relating to (i) the maintenance, repair, condition, design, performance or marketability of any Transferred Asset, including merchantability of fitness for a particular purpose, (ii) the Exploitation of the Products by Seller on or prior to the Closing, (iii) the ownership, use, sale, license or lease of the Transferred Assets by Purchaser after the Closing or (iv) the Exploitation of the Transferred Assets by Purchaser after the Closing, including the probable success or profitability of the Exploitation of the Products after the Closing. Except as set forth in the representations and warranties in Article III, Purchaser acknowledges and agrees that it shall obtain rights in the Transferred Assets in their present condition and state of repair, “as is” and “where is.” Nothing in this Section 4.06 or otherwise in this Agreement shall limit any claim for fraud or intentional misrepresentation.

(b) Purchaser acknowledges that Purchaser, its affiliates and their respective Representatives have been permitted full access to the books and records, facilities, equipment, personnel and other properties and assets relating to the Transferred Assets that Purchaser, its affiliates and their respective Representatives have desired or requested to see and review, and that Purchaser, its affiliates and their respective Representatives have had a full opportunity to conduct and complete a due diligence investigation of the Transferred Assets and the Assumed Liabilities. Except as expressly set forth in any representation or warranty in Article III, Purchaser acknowledges and agrees that no person, including the Purchaser Indemnitees, shall have any claim (whether in warranty, contract, tort (including negligence or strict liability) or otherwise) or right to indemnification pursuant to Article VII (or otherwise) with respect to any information, documents or materials made available or otherwise furnished to or for Purchaser, its affiliates or their respective Representatives by Seller, Hikma, any of their respective affiliates, or any of their respective Representatives, including any financial projections or other statements regarding future performance and any other information, documents or material, whether oral or written, made available to Purchaser, its affiliates or their respective Representatives in any “data room,” management presentation, “break-out” discussions or meetings, responses to questions submitted on behalf of Purchaser, its affiliates or their respective Representatives or otherwise furnished to Purchaser, its affiliates or their respective Representatives in any form in expectation of the transactions contemplated hereby, except, for avoidance of doubt, insofar as such claim or indemnification relates to a Retained Liability or an Excluded Asset.

(c) Purchaser, its affiliates and their respective Representatives may have received and may continue to receive from Seller, Hikma, their respective affiliates and their respective Representatives certain estimates, projections and other forecasts and certain plan and budget information. Purchaser acknowledges that these estimates, projections, forecasts, plans and budgets, and the assumptions on which they are based, were prepared for specific purposes and may vary significantly from each other. Further, Purchaser acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to it, its affiliates or their respective Representatives (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets) and that Purchaser is not relying on, and Seller and its affiliates have not made and are not making any representations or warranties with respect to, any estimates, projections, forecasts, plans or budgets made available or otherwise furnished by Seller, Hikma, their respective affiliates or their respective Representatives, and Purchaser shall not, and shall cause its affiliates and their respective Representatives not to, hold any such person liable with respect thereto (whether in warranty, contract, tort (including negligence or strict liability) or otherwise).

(d) Purchaser, its affiliates and their respective Representatives acknowledge that any dispute regarding Section 3.08 (API), Seller reserves the right to perform its own API testing. Should there be any disputes regarding the API test results, both parties agree to contract with an independent third party laboratory to perform the API testing. Both parties agree to accept test result as provided by the third party laboratory.

ARTICLE V

COVENANTS

SECTION 5.01. Access to Information. (I) Notwithstanding anything herein (including Section 1.01 and Section 1.02(a)) to the contrary, as soon as practicable following the Closing Date, Seller shall use commercially reasonable efforts to provide to Purchaser copies of (i) the Regulatory Approvals, and (ii) the Commingled Documents, if any, in the categories set forth in Section 5.01(i) of the Seller Disclosure Schedule, in the case of each of clauses (i) and (ii), redacted to exclude information or data related to products owned or licensed by third parties (including Hikma, Seller or their respective affiliates and excluding Purchaser or affiliates of Purchaser) and not included within the Transferred Assets (such information or data, “Third Party Information”). Following the Closing, upon the reasonable request of Purchaser therefor, Seller shall (x) use commercially reasonable efforts to provide to Purchaser copies of the Commingled Documents, if any, in the categories set forth in Section 5.01(ii) or the categories set forth in Section 5.01(iii) of the Seller Disclosure Schedule, redacted with respect to all Third Party Information or (y) to the extent reasonably required by Purchaser in connection with (A) any pending Proceeding (including any Proceeding before the United States Patent and

Trademark Office and any successor agency thereto, or the equivalent entity in other countries or regulatory jurisdictions) or (B) complying with requirements of any Governmental Entity, use commercially reasonable efforts to arrange for Hikma to grant Purchaser reasonable access to, the portions of the Commingled Documents, if any, in the categories set forth in Section 5.01(iii) of the Seller Disclosure Schedule that contain information regarding any Product acquired by Purchaser pursuant to this Agreement (such information, the “Purchaser Commingled Information”). Any such access shall be subject to confidentiality restrictions equivalent to those set forth in Section 5.02. In the event that Purchaser exercises its right to access Commingled Documents hereunder, Purchaser shall assume all liability for any disclosure or use of the information other than Purchaser Commingled Information (such other information, the “Seller Commingled Information”) contained therein and any and all loss, damage, destruction or alteration of such Commingled Documents arising from the use or possession of such Commingled Documents by Purchaser or its Representatives. For clarity, this Section 5.01 shall not provide either party hereto or any of their respective affiliates with any rights to use or disclose any information contained within any Commingled Documents not otherwise retained or obtained pursuant to this Agreement. All requests by Purchaser for Commingled Documents shall be directed in writing to the persons set forth in Section 5.01(iv) of the Seller Disclosure Schedule (or such other persons as are designated by Seller in writing to Purchaser). For purposes of this Section 5.01, Purchaser acknowledges and agrees that, with respect to any Commingled Documents in the possession of Hikma, Seller’s obligation to use commercially reasonable efforts to provide Purchaser with, or access to, such Commingled Documents shall only require Seller to deliver written notice to Hikma requesting access to such Commingled Documents. (II) Any language in this Section 5.01 to the contrary notwithstanding, in all events, Seller shall be obligated to provide to Purchaser, as soon as practicable following the Closing Date, copies of (i) Regulatory Approvals, and (ii) Commingled Documents (including Purchaser Commingled Information), that actually are in possession of Seller as of the Closing Date, in each case redacted to exclude all Third Party Information.

SECTION 5.02. Confidentiality.

(a) Purchaser acknowledges that the information provided to it in connection with the Acquisition and the consummation of the other transactions contemplated by this Agreement is subject to the terms of confidentiality letter agreement between Purchaser and Seller in connection with the Acquisition, dated September 1, 2016 (the “Confidentiality Agreement”). Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate with respect to information relating solely to the Transferred Assets or the Assumed Liabilities; provided, however, that Purchaser acknowledges that any and all other information provided to it by any of Seller, any of its affiliates or their respective Representatives concerning Seller or any of its affiliates (other than information to the extent relating to the Transferred Assets or the Assumed Liabilities) shall remain subject to the terms and conditions of the Confidentiality Agreement after the Closing.

(b) Subject to Section 5.03, from and after the Closing until the third anniversary of the Closing Date, Seller shall, and shall cause its affiliates to, treat as confidential and shall safeguard any and all confidential or proprietary information, knowledge and data related solely to the Transferred Assets or the Assumed Liabilities by using the same degree of care to prevent the unauthorized use, dissemination or disclosure of such information, knowledge and data as Seller and its affiliates used with respect thereto prior to the execution of this Agreement; provided, however, that Seller and its affiliates shall be entitled to use any such information, knowledge and data only to the extent necessary to perform their respective obligations or exercise or enforce their respective rights and remedies under this Agreement, any Ancillary Agreement or any agreements entered into in connection with any of the foregoing. The obligations of Seller and its affiliates pursuant to this Section 5.02(b) shall not extend to any information, knowledge or data that is (i) required to be disclosed by applicable Law, (ii) requested by a government official or (iii) except as a result of a disclosure by Seller or its affiliates after the Closing in breach of this Agreement, generally available to the public or already known by a third party receiving such information from Seller or its affiliates.

SECTION 5.03. Publicity. Other than any press release, if any, to be agreed to in writing by Purchaser and Seller to be issued following the execution of this Agreement, neither of Purchaser, on the one hand, nor Seller, on the other hand, will issue or permit any of its respective affiliates to issue any press release, website posting or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other party (which consent shall, if applicable, be provided as promptly as practicable), except as may be required by Law or stock exchange rules or regulations (in which case, whichever of Purchaser or its affiliates or Seller or its affiliates, as applicable, is required to make the release or statement shall, to the extent compliance with such Law, rules or regulations permits, allow the other reasonable time to comment on such release or statement in advance of such issuance and such other party shall provide any comments thereto as promptly as practicable); provided, however, that (a) Purchaser, on the one hand, and Seller, on the other hand, may, following the date hereof, make internal announcements to their respective employees and affiliates that are consistent with the parties’ prior permitted public disclosures regarding the transactions contemplated by this Agreement and (b) Seller and Purchaser may communicate with government officials, customers and suppliers regarding this Agreement and the transactions contemplated hereby (so long as, in the case of customers and suppliers, such communications are consistent with Seller’s or Purchaser’s, as applicable, prior permitted public disclosures regarding the transactions contemplated by this Agreement, or a communications plan agreed upon by Seller and Purchaser).

SECTION 5.04. Covenant Not to Sue. Seller agrees not to object, oppose or otherwise challenge the use, in connection with the Exploitation of the Products anywhere in the world, by Purchaser and its successors, assigns, sublicensees, contractors, manufacturers, agents and representatives of all Know-How that is controlled by Seller and its affiliates as of the Closing.

SECTION 5.05. Insurance. From and after the Closing, Purchaser shall not, and shall cause its affiliates not to, assert any claim against any insurance policies or practices of Seller and its affiliates or Hikma and its affiliates (including any captive insurance policies, self-insurance, surety bonds or corporate insurance policies or practices). Purchaser agrees, from and after the Closing Date, to arrange for its own insurance policies with respect to the Transferred Assets and the Assumed Liabilities covering all periods and agrees not to seek, through any means, to benefit from any of Seller’s or its affiliates’ insurance policies which may provide coverage for claims relating in any way to the Transferred Assets or the Assumed Liabilities.

SECTION 5.06. Change in Ownership Letters. Purchaser and Seller shall, with respect to each Regulatory Approval, if applicable, file each Purchaser Change in Ownership Letter and each Seller Change in Ownership Letter, respectively, with the U.S. Food and Drug Administration (the “FDA”) as soon as possible and in any event within 10 days after the date on which Seller provides to Purchaser a copy of the applicable Regulatory Approval underlying each such letter pursuant to and in accordance with Section 5.01. The letters filed by Seller and Purchaser pursuant to this Section 5.06 shall comply with all aspects of 21 C.F.R. 314.72 (Change in Ownership of an Application), and such letters shall provide for transfer of title to the Regulatory Approvals for the Products to be effective as of the Closing.

SECTION 5.07. Tax Covenants.

(a) As soon as practicable after the Closing, the parties shall agree upon an allocation of the Purchase Price (plus the Assumed Liabilities, to the extent properly taken into account under Section 1060 of the Internal Revenue Code of 1986, as amended) among the Transferred Assets in accordance with Section 1060 of the Internal Revenue Code of 1986, as amended. Seller and Purchaser shall, and shall cause their respective affiliates to, act in accordance with such allocation in the preparation, filing and audit of any Tax Return.

(b) Purchaser and Seller shall cooperate in timely making all filings, returns, reports and forms as may be required in connection with Purchaser’s payment of Transfer Taxes. Seller shall, or Purchaser, as applicable, shall execute and deliver all instruments and certificates necessary to enable the other to comply with any filing requirements relating to any such Transfer Taxes. Purchaser and Seller shall each pay fifty percent (50%) of all Transfer Taxes.

(c) All real property Taxes, personal property Taxes and similar ad valorem obligations levied with respect to the Transferred Assets for a taxable period which includes (but does not end on) the Closing Date (collectively, the “Apportioned Obligations”) shall be apportioned between Seller, on the one hand, and Purchaser, on the other hand, based on the number of days of such taxable period included in the Pre-Closing Tax Period and the number of days included in the Post-Closing Tax Period. Seller shall be liable for the proportionate amount of such Taxes that is attributable to the Pre-Closing Tax Period and Purchaser shall be liable for the proportionate amount of such Taxes that is attributable to the Post-Closing Tax Period.

(d) Purchaser agrees to retain all records relating to Taxes with respect to the Transferred Assets for all taxable periods ending on or prior to the Closing Date until the expiration of the statutes of limitation (including any extensions thereof) for the taxable period or periods to which such records relate. Purchaser and Seller agree to provide each other with such information and assistance as is reasonably necessary, including access to records and personnel, for the preparation of any Tax Returns or for the defense of any Tax claim or assessment, whether in connection with an audit or otherwise.

ARTICLE VI

CLOSING DELIVERABLES

SECTION 6.01. Seller Deliverables. The obligation of Purchaser to consummate the Closing is subject to the delivery by the Seller of executed counterparts of this Agreement and each Ancillary Agreement to which Seller is a party.

SECTION 6.02. Purchaser Deliverables. The obligation of Seller to consummate the Closing is subject to the delivery of the following by the Purchaser:

(a) executed counterparts of this Agreement and each Ancillary Agreement to which Purchaser is a party; and

(b) the Purchase Price in accordance with the terms and conditions of Section 2.02(b).

ARTICLE VII

INDEMNIFICATION; SURVIVAL

SECTION 7.01. Indemnification by Seller. Subject to this Article VII, from and after the Closing, Seller shall indemnify Purchaser and its affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives (the “Purchaser Indemnitees”) from and against any and all losses, damages or expenses, including reasonable third-party legal fees and expenses in connection with any Proceeding (collectively, “Losses”), to the extent arising or resulting from any of the following:

(a) any breach of any Specified Representations and any representations and warranties set forth in Section 3.06 (Regulatory Approvals; Compliance Arrangements), Section 3.07 (Hikma Purchase Agreement) and Section 3.08 (API);

(b) any breach of any covenant of Seller contained in this Agreement;

(c) any Excluded Asset; and

(d) any Retained Liability.

SECTION 7.02. Indemnification by Purchaser. Subject to this Article VII, from and after the Closing, Purchaser shall indemnify Seller and its affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives (the “Seller Indemnitees”) from and against any and all Losses, to the extent arising or resulting from any of the following:

(a) any breach of any representation or warranty of Purchaser contained in this Agreement;

(b) any breach of any covenant of Purchaser contained in this Agreement;

(c) any Assumed Liability; and

(d) the Exploitation of the Products following the Closing.

SECTION 7.03. Indemnification Procedures.

(a) Third Party Claims. If any party (the “Indemnified Party”) receives written notice of the commencement of any Proceeding or the assertion of any claim by a third party or the imposition of any penalty or assessment (in each case other than with respect to Taxes) for which indemnity may be sought under Section 7.01 or Section 7.02 (a “Third Party Claim”), and such Indemnified Party intends to seek indemnity pursuant to this Article VII, the Indemnified Party shall promptly (but no later than 30 days of receiving such notice) provide the other party (the “Indemnifying Party”) with written notice of such Third Party Claim, stating the nature, basis, the amount (to the extent known or estimated, which amount shall not be conclusive of the final amount of such Third Party Claim) and a reasonable description of any other material details thereof. Failure of the Indemnified Party to give such notice will not relieve the Indemnifying Party from its indemnification obligations hereunder, except to the extent that the Indemnifying Party is actually prejudiced thereby. The Indemnifying Party will have 20 days from receipt of any such notice of a Third Party Claim to give notice to the Indemnified Party whether it is assuming and controlling the defense, appeal or settlement proceedings thereof with counsel of the Indemnifying Party’s choice; provided, however, that the Indemnifying Party shall not have the right to assume the defense of any Third Party Claim to the extent (but only to the extent) such Third Party Claim (i) relates to any actual or alleged criminal proceeding, action, indictment, allegation or investigation or (ii) seeks an injunction or equitable relief against the Indemnified Party that is not merely ancillary to the principal damages sought in the relevant claim. So long as the Indemnifying Party or the Indemnified Party, as applicable, has assumed the defense, appeal or settlement proceedings of the Third Party Claim in accordance herewith, (1) the other such party may retain separate co-counsel at the controlling party’s cost and expense and participate in (but not control) the defense, appeal or settlement proceedings of the Third Party Claim, (2) the controlling party will not admit any liability, file any papers or consent to the entry of any judgment or enter into any settlement agreement, compromise or discharge with respect to the Third Party Claim without the prior written consent of the other such party and (3) the controlling party will not admit to any wrongdoing by the other such party. The controlling party shall have the right to settle any Third Party Claim for which it obtains a full release of the other such party with respect to such Third Party Claim or to which settlement the Indemnified Party consents in writing (such consent not to be unreasonably withheld, conditioned or delayed). The parties will act in good faith in responding to, defending against, settling or otherwise dealing with Third Party Claims. The parties will also cooperate in any such defense, appeal or settlement proceedings, and give each other reasonable access to all information relevant thereto. Whether or not the Indemnifying Party has assumed the defense, appeal or settlement proceedings with respect to a Third Party Claim, such Indemnifying Party will not be obligated to indemnify the Indemnified Party hereunder for any settlement entered into or any judgment that was consented to without the Indemnifying Party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). The party assuming such defense, appeal or settlement proceedings shall keep the other party reasonably advised of the status of such Third Party Claim and the defense thereof and shall reasonably consider recommendations made by the other party with respect thereto.

(b) Other Claims. An Indemnified Party shall give the Indemnifying Party written notice of any matter that an Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement, within 30 days of such determination, stating the amount of the Loss, if known, and the method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises. It is the express intention of the parties that the indemnification provided for in this Article VII shall apply to direct claims between the parties for a breach of this Agreement (whether or not involving a third party).

SECTION 7.04. Limitations on Indemnification. Notwithstanding anything to the contrary contained in this Agreement, (i) Seller’s aggregate maximum liability under Section 7.01(a) shall not exceed an amount equal to the Purchase Price with exception of Section 3.08 (API), Seller’s aggregate maximum liability under 3.08 (API) shall not exceed $612,000; (ii) no party shall have any liability for an otherwise indemnifiable Loss that is contingent unless and until such contingent Loss becomes an actual Loss of the Indemnified Party and is due and payable, so long as the claim for such Loss was timely submitted pursuant to the provisions of this Article VII; (iii) no party shall be liable for any Losses to the extent the Purchaser Indemnitees or the Seller Indemnitees, as applicable, failed to mitigate such Losses in accordance with applicable Laws; (iv) no party shall be liable for any Loss to the extent arising from any Law not in force on the date hereof or any change in Law which takes effect retroactively and (v) no party shall be liable for any otherwise indemnifiable Loss arising out of any breach of any representation, warranty, covenant or agreement of such party unless a claim therefor is asserted with specificity and in writing by the Indemnified Party timely in accordance with Section 7.08, failing which such claim shall be waived and extinguished. The waiver of any condition to the Closing based on the accuracy of any representation or warranty or on the performance of or compliance with any covenant or agreement shall be deemed a waiver of the right to indemnification under this Article VII with respect to such representation or warranty, covenant, agreement or obligation. Notwithstanding any implication to the contrary contained in this Agreement, the limits on indemnification set forth in this Agreement shall not apply to any claims or Losses based on fraud or intentional misrepresentation.

SECTION 7.05. Calculation of Indemnity Payments.

(a) The amount of any Loss for which indemnification is provided under this Article VII shall be net of any amounts actually recovered by the Indemnified Party with respect to such

Loss (including payments under insurance policies net of all increases in premiums and other costs of such insurance policies for pursuing a claim thereunder). For Section 3.08 (API), calculation of loss is based on the quantity of APIs that is unusable, which is unexpired as of the Testing Date, with payment of $0.48 per grams for Acyclovir and $25.50 per gram for Prochlorperazine Edisylate.

(b) If an Indemnified Party recovers an amount from a third party (including payments under insurance policies) in respect of Losses that are the subject of indemnification hereunder after all or a portion of such Losses have been paid by an Indemnifying Party pursuant to this Article VII, then the Indemnified Party shall promptly remit to the Indemnifying Party the amount received by the Indemnified Party in respect thereof (up to the amount paid by the Indemnifying Party in respect of such Losses but net of any increase in premiums paid or other costs incurred in connection with the recovery of such proceeds).

(c) Each party shall, and shall cause its respective affiliates to, take all commercially reasonable steps to mitigate any Loss indemnifiable hereunder upon and after becoming aware of any event that could reasonably be expected to give rise to any Loss. No party shall be entitled to any payment, adjustment or indemnification more than once with respect to the same matter.

SECTION 7.06. Exclusive Remedy. From and after the Closing, subject to Section 1.01(b) and Section 8.15, Purchaser’s sole and exclusive remedy with respect to any and all claims relating to this Agreement, the Transferred Assets, the Assumed Liabilities or the transactions contemplated by this Agreement shall be pursuant to the indemnification provisions set forth in this Article VII. In furtherance of the foregoing, Purchaser hereby waives, from and after the Closing, any and all rights, claims and causes of action whether based on warranty, in contract, in tort (including negligence or strict liability) or otherwise that Purchaser or any other Purchaser Indemnitee may have against Seller, any of its affiliates or any other person, arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article VII. Notwithstanding anything to the contrary contained in this Agreement, no breach of any representation, warranty, covenant or agreement contained herein shall, after the consummation of the transactions contemplated by this Agreement, give rise to any right on the part of Purchaser, on the one hand, or Seller, on the other hand, to rescind this Agreement or any of the transactions contemplated hereby. No past, present or future Representative, incorporator, member, partner or stockholder of Seller or any of its affiliates shall have any liability, whether based on warranty, in contract, in tort (including negligence or strict liability) or otherwise, for any obligations or liabilities of Seller or any of its affiliates arising under, in connection with or related to this Agreement or for any claim based on, in respect of or by reason of the Acquisition, including any alleged non-disclosure or misrepresentations made by any such persons. Notwithstanding anything to the contrary contained in this Agreement, nothing in this Agreement shall limit the rights, remedies or claims of any party based on fraud or intentional misrepresentation by any other party.

SECTION 7.07. Tax Treatment of Indemnification. For all Tax purposes, Purchaser and Seller agree to treat any adjustments to amounts paid under this Agreement and any indemnity payment under this Agreement as an adjustment to the Purchase Price unless a final determination of a Taxing Authority (which shall include the execution of an IRS Form 870-AD or successor form or an HMRC Enquiry Closure Notice form) provides otherwise.

SECTION 7.08. Survival. All representations and warranties contained in this Agreement, and all claims with respect thereto shall terminate at Closing; provided, however, that (i) Seller’s representations and warranties set forth in Section 3.06 (Regulatory Approvals; Compliance Arrangements), Section 3.07 (Hikma Asset Purchase Agreement), Section 3.08 (API) shall terminate at the close of business on the date that is one year following the Closing Date, and (ii) the Specified Representations and the representations and warranties set forth in Section 4.01 (Organization), Section 4.03 (Authority; Execution and Delivery; Enforceability) and Section 4.05 (Brokers and Finders), shall survive indefinitely; provided, further that the covenants or agreements contained in this Agreement which by their terms contemplate performance after the Closing Date shall survive the Closing only until the expiration of the term of the undertaking set forth in such agreements and covenants. After the Closing, no party shall have any liability or obligation of any nature with respect to any representation, warranty, agreement or covenant after the termination thereof, with the exception of payment of the Purchase Price, unless a notice of a breach thereof giving rise to a right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time, in which case the representation, warranty, covenant or agreement which is the subject of such claim shall survive, to the extent of the claims described in the notice only, until such claim is resolved, whether or not the amount of the Losses resulting from such breach has been finally determined at the time the notice is given.

SECTION 7.09. No Setoff Rights. Neither party shall have any right of setoff of any amounts due and payable, or any Liabilities arising, under this Agreement, any Ancillary Agreement or any other agreement entered into by the parties or their respective affiliates against any other amounts due and payable, or any other Liabilities arising, under this Agreement, any Ancillary Agreement or any other agreement entered into by the parties or their respective affiliates. The payment obligations under each of this Agreement and the Ancillary Agreements remain independent obligations of each party, irrespective of any amounts owed to any other party under this Agreement, the respective Ancillary Agreements or any other agreement entered into by the parties or their respective affiliates.

ARTICLE VIII

MISCELLANEOUS

SECTION 8.01. Assignment. Seller may assign any of its rights and obligations hereunder (i) to any of its affiliates; provided that Seller, as applicable, shall remain primarily liable for all of its obligations hereunder and (ii) to a third party in connection with a sale or transfer (by means of a merger, stock sale or otherwise) of all or substantially all of Seller’s business and Purchaser may assign its rights and obligations hereunder (i) to any of its affiliates; and (ii) to a third party in connection with a sale or transfer (by means of a merger, stock sale or otherwise) of all or substantially all of Purchaser’s business, subject to applicable Law, provided that in each instance Purchaser shall remain primarily liable for all of its obligations hereunder. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any attempted assignment or transfer in violation of this Section 8.01 shall be null and void.

SECTION 8.02. No Third-Party Beneficiaries. Except as provided in Section 5.01 and Article VII, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein expressed or implied shall give or be construed to give to any person, other than the parties hereto and such successors and assigns, any legal or equitable rights hereunder.

SECTION 8.03. Expenses. Whether or not the Closing occurs, each of the parties shall pay its own legal, accounting and other fees and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant hereto and the consummation of the transactions contemplated hereby and any other costs and expenses incurred by such party, except as otherwise expressly set forth herein.

SECTION 8.04. Notices. All notices, requests, permissions, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) five Business Days following sending by registered or certified mail, postage prepaid, (b) when delivered, if delivered personally to the intended recipient and (c) one Business Day following sending by overnight delivery via a national courier service and, in each case, addressed to a party at the following address for such party:

(i)	if to Seller,

Amphastar Pharmaceuticals, Inc.
11570 6th Street
Rancho Cucamonga, CA 91730
Attention: General Counsel
Attention: Sr. Vice President of Corporate Administration Center

(ii)	if to Purchaser,

Athenex, Inc.
Conventus Building
1001 Main Street
Suite 600
Buffalo, NY 14203
Attention: Teri Bair, Senior VP of Corp. Development & Legal Affairs,

or to such other address(es) as shall be furnished in writing by any such party to the other party hereto in accordance with the provisions of this Section 8.04.

SECTION 8.05. Interpretation; Certain Definitions.

(a) Any matter set forth in any provision, subprovision, Section or subsection of the Seller Disclosure Schedule shall be deemed to be disclosed for each other provision, subprovision, Section or subsection of the Seller Disclosure Schedule to the extent it is reasonably apparent from the face of such disclosure that such disclosure is applicable to such other provision, subprovision, Section or subsection of the Seller Disclosure Schedule. Inclusion of a reference to or disclosure of any matter or item in this Agreement or in the Seller Disclosure Schedule (i) shall not be construed as an admission or indication that such matter or item is material or that such matter or item is required to be referred to or disclosed, nor shall it be deemed to establish a standard of materiality now or in the future (it being the intent that neither Seller, Purchaser nor any of their respective affiliates, as applicable, shall be penalized for having disclosed more than may be required by the request); (ii) does not represent a determination by Seller, Purchaser or any of their respective affiliates, as applicable, that such matter or item did not arise in the ordinary course; (iii) shall not imply that such matter or item constitutes or would constitute a Material Adverse Effect by the criteria set forth in this Agreement and (iv) shall not imply that disclosure of such matter or item is required by Law or by any Governmental Entity. Without limiting the foregoing, no such reference to or disclosure of a possible breach or violation of any Contract, Law or Judgment shall be construed as an admission or indication that a breach or violation exists or has actually occurred. All Exhibits annexed hereto or referred to herein, and the Seller Disclosure Schedule, are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any term used in the Seller Disclosure Schedule, or in any Exhibit but not otherwise defined therein, shall have the meaning assigned to such term in this Agreement, if any. References to defined terms in the singular shall include the plural and references to defined terms in the plural shall include the singular. “Extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if.” The descriptive headings of the several Articles and Sections of this Agreement, the Table of Contents to this Agreement and the Seller Disclosure Schedule are inserted for convenience only, do not constitute a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement. All references herein to “Articles,” “Sections,” “Exhibits” or “Schedules” shall be deemed to be references to Articles or Sections hereof or Exhibits or Schedules hereto unless otherwise indicated. The terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement. References (x)

to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder and (y) to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. Except where the context otherwise requires, wherever used, the word “or” is used in the inclusive sense (and/or). Any references in this Agreement to dollars, or to $ are expressed in the currency of the United States.

(b) For all purposes hereof:

“affiliate” means, with respect to any party, any person or entity controlling, controlled by or under common control with such party; provided that, for the avoidance of doubt, the term “affiliate” shall not include the shareholders of (i) Purchaser or (ii) Seller. For purposes of this definition, “control” means, with respect to any entity, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through the ownership of voting securities (or other ownership interest), by contract or otherwise.

“ANDA” means an abbreviated new drug application submitted in accordance with Section 505(j) of the Federal Food, Drug and Cosmetic Act.

“Business Day” means any day, other than a Saturday or a Sunday, on which commercial banks are not required or authorized to remain closed in New York City.

“Claim” means any claims, demands, actions, suits and causes of action, whether class, individual or otherwise in nature, in law or in equity.

“Commingled Documents” means Transferred Books and Records (other than Regulatory Approvals) within the categories listed in Section 5.01 of the Seller Disclosure Schedule that include both (i) information or data related to Transferred Assets and (ii) Third Party Information.

“Contract” means any contract, agreement, lease, sublease, license, commitment, franchise, understanding, arrangement, bond, debenture, note, mortgage, indenture, guarantee, purchase order, term sheet, or other legally binding instrument, whether written or oral.

“Exploit” means to make, have made, import, export, use, have used, sell, offer for sale, have sold, research, develop (including seeking, obtaining and maintaining Regulatory Approval), commercialize, hold or keep (whether for disposal or otherwise), transport, distribute, promote, market, or otherwise dispose of and Manufacture or have Manufactured. “Exploitation” has a corresponding meaning.

“Governmental Entity” means any federal, national, supranational, state, provincial, local, foreign or administrative court of competent jurisdiction, governmental agency, authority, instrumentality or regulatory body.

“including” (and, with correlative meaning, “include”) means including, without limiting the generality of any description preceding or succeeding such term, and the rule of ejusdem generis will not be applicable to limit a general statement preceded, followed by or referable to an enumeration of specific matters, to matters similar to those specifically mentioned.

“Intellectual Property” means all (i) patents and patent applications, including divisionals, continuations, continuations-in-part, renewals, extensions, reissues and reexaminations; (ii) trademarks, trade names, logos, service marks, and other indicia of origin, all registrations and applications for any of the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same; (iii) Know-How, including Trade Secrets that are the subject of efforts that are reasonable under the circumstances to maintain their secrecy; (iv) published and unpublished original works of authorship (including software and data compilations to the extent it constitutes an original work of authorship) fixed in any tangible media, and registrations and applications therefor, and any copyrights with respect thereto and all renewals, extensions, restorations and reversions thereof, database rights and moral rights; (v) rights of publicity and privacy; (vi) Internet domain names; and (vii) any other domestic, state and foreign intellectual property rights (including industrial property rights) to the extent entitled to legal protection as such.

“Know-How” means all inventions, Trade Secrets, discoveries, know-how, data, information (including scientific, technical or regulatory information), processes, means, methods, practices, formulae, instructions, procedures, techniques, materials, technology, results, analyses, designs, drawings, computer programs, specifications, technical assistance, in written, electronic or any other form, whether or not patentable, including any such Know-How that relates to Manufacturing of the Products.

“made available” means, with respect to any document, that such document was delivered to Purchaser or its Representatives by any of Seller or its affiliates or Representatives prior to the date hereof.

“Manufacture” means all activities related to the production, manufacture, processing, filling, finishing, packaging, labeling, shipping and holding (prior to distribution) and distribution of any of the Products or any intermediate thereof, including process development, process qualification and validation, scale-up, commercial manufacture and analytic development, product characterization, stability testing, quality assurance and quality control.

“Net Sales” means the gross invoiced sales of the Products from Transferred Assets to all customers less (i) chargebacks; (ii) trade discounts, credits or allowances; (iii) costs of replacements, returns, recalls or rebates (including but not limited to group purchasing organization fees and rebates); (iv) discounts or rebates or other payments required by law to be made under Medicaid, Medicare or other governmental special medical assistance programs (v) wholesaler service charges; (vi) sales, excise or value added taxes paid on or in relation to sales of the Products, all as calculated in accordance with US GAAP; and (vii) two percent (2%) of the Net Sales price representing the overhead attributable to marketing and selling the Products.

“NDA” means a New Drug Application, and any amendments or supplements thereto, filed with the FDA pursuant to its rules and regulations.

“Permitted Liens” means (i) such Liens as are set forth in Section 8.05(b)(ii) of the Seller Disclosure Schedule, (ii) mechanics’, materialmen’s, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of Seller’s business relating to obligations as to which there is no default on the part of Seller or the validity or amount of which is being contested in good faith through appropriate proceedings, (iii) Liens arising under original purchase price conditional sales Contracts and equipment leases with third parties entered into in the ordinary course of Seller’s business, (iv) Liens for Taxes and other governmental charges that are not due and payable or being contested in good faith, (v) recorded or unrecorded easements, covenants, restrictions, rights-of-way, zoning, building restrictions and other similar matters, (vi) licenses and options relating to Intellectual Property granted in the ordinary course of Seller’s business and (vii) such imperfections of title, licenses or Liens, if any, which do not materially impair the continued use and operation or value of the Transferred Assets.

“person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity or other entity.

“Post-Closing Tax Period” means all taxable periods beginning on or after the Closing Date and the portion beginning on the Closing Date of any tax period that includes but does not end on the day prior to the Closing Date.

“Pre-Closing Tax Period” means all taxable periods ending prior to the Closing Date and the portion ending on the day prior to the Closing Date of any taxable period that includes but does not end on the day prior to the Closing Date.

“Product” means any of the products set forth in Section 8.05(b)(iii) of the Seller Disclosure Schedule.

“Purchaser Change in Ownership Letters” means the letters to the FDA substantially in the form of Exhibit B, accepting the transfer of rights to the Regulatory Approvals, if applicable, from Seller.

“Representatives” means, with respect to a person, such person’s directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives.

“Seller Change in Ownership Letters” means the letters to the FDA substantially in the form of Exhibit C, transferring the rights to the Regulatory Approvals, if applicable, to Purchaser.

“Specified Representations” means the representations and warranties of Seller set forth in Section 3.01 (Organization and Standing), Section 3.02 (Authority; Execution and Delivery; Enforceability) and Section 3.04 (Title to Assets).

“Subsidiary” of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person or by another subsidiary of such first person.

“Tax” means all forms of taxation, including any interest or penalties that may become payable in respect thereof, imposed by any federal, national, supranational, state, provincial, local, foreign or other Taxing Authority, including income, franchise, gross receipts, occupation, real and personal property, stamp, sales, use, excise, profits, capital, net worth, employment, unemployment, payroll, social security, estimated, value added, ad valorem, custom duties, transfer, recapture, withholding, workers’ compensation, occupancy, health and other taxes or obligations of the same or of a similar nature, and shall include any liability for such amounts whether as a primary obligor or as a result of being a transferee or successor of another person or as a result of either being a member of a combined, consolidated, unitary or affiliated group or of a contractual obligation to indemnify any person or other entity.

“Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including any amendment made with respect thereto.

“Taxing Authority” means any federal, national, supranational, state, provincial, local or foreign government, any subdivision, agency, commission or authority thereof or any quasi-governmental body exercising tax regulatory authority.

“Trade Secrets” means information that derives independent economic value from not being generally well known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use, including confidential or proprietary information including customer, supplier, vendor and distributor lists and related data, invention disclosures, discoveries, lab notebooks or journals.

“Transfer Taxes” means all sales, use, transfer, recording, value added, ad valorem, privilege, documentary, gross receipts, registration, conveyance, excise, license, stamp or similar fees and Taxes arising out of, in connection with or attributable to the transactions effectuated pursuant to this Agreement.

SECTION 8.06. Limitation on Damages. Notwithstanding anything to the contrary contained in this Agreement, in no event shall either party be liable for special, indirect, incidental, exemplary, punitive or consequential damages of the other party (including for lost or anticipated profits, revenues or opportunities, diminution in value or business interruption), or for any damages calculated by reference to a multiplier of revenue, profits, EBITDA or similar methodology (provided, that, in any case, damages payable to a third party shall constitute direct damages notwithstanding the characterization of such damages vis-à -vis the third party) whether or not caused by or resulting from the actions of such party or the breach of its covenants, agreements, representations or warranties hereunder and whether or not based on or in warranty, contract, tort (including negligence or strict liability) or otherwise.

SECTION 8.07. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when each party hereto shall have received counterparts hereof signed by each of the other parties hereto. If any signature is delivered by facsimile transmission or by PDF, such signature shall create a valid and binding obligation of the party executing (or on whose behalf the signature is executed) with the same force and effect as if such facsimile or PDF signature were an original thereof.

SECTION 8.08. Entire Agreement. This Agreement, and the Exhibits and Seller Disclosure Schedule annexed hereto, the Confidentiality Agreement and the Ancillary

Agreements constitute the entire understanding between the parties with respect to the subject matter hereof and thereof, and supersede all other understandings, negotiations, discussions, conversations and writings with respect thereto. The parties agree to define their rights, liabilities and obligations with respect to such understanding and the transactions contemplated hereby exclusively in contract pursuant to the express terms and provisions of this Agreement, and the parties expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement. In the event of any conflict between the provisions of this Agreement (including the Seller Disclosure Schedule and Exhibits), on the one hand, and the provisions of the Confidentiality Agreement or the Ancillary Agreements (including the schedules and exhibits thereto), on the other hand, the provisions of this Agreement shall control.

SECTION 8.09. Severability. In the event that any provision contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any jurisdiction, such provision shall be ineffective as to such jurisdiction to the extent of such invalidity, illegality or unenforceability without invalidating or affecting the remaining provisions hereof or affecting the validity, legality or enforceability of such provision in any other jurisdiction. Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a reasonably acceptable manner in order that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

SECTION 8.10. Governing Law. This Agreement, the negotiation, execution or performance of this Agreement and any disputes arising under or related hereto (whether for breach of contract, tortious conduct or otherwise) shall be governed and construed in accordance with the Laws of the State of Delaware, without reference to its conflicts of law principles that would refer the construction of or resolution of any dispute under this Agreement to the substantive Laws of another jurisdiction.

SECTION 8.11. Jurisdiction. Each party irrevocably agrees that, subject to Section 1.01(b) and Section 8.15, any Proceeding against them arising out of or in connection with this Agreement or the transactions contemplated hereby or disputes relating hereto (whether for breach of contract, tortious conduct or otherwise) shall be brought in the United States District Court of Delaware, and hereby irrevocably accepts and submits to the jurisdiction and venue of the aforesaid courts in personam with respect to any such Proceeding and waives to the fullest extent permitted by Law any objection that it may now or hereafter have that any such Proceeding has been brought in an inconvenient forum.

SECTION 8.12. Service of Process. Each of the parties consents to service of any process, summons, notice or document which may be served in any Proceeding in the United States District Court of Delaware, which service may be made by certified or registered mail, postage prepaid, or as otherwise provided in Section 8.04, to such party’s respective address set forth in Section 8.04.

SECTION 8.13. Waiver of Jury Trial. Each party hereby waives, to the fullest extent permitted by Law, any right it may have to a trial by jury in respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or any Ancillary Agreement or the transactions contemplated hereby or thereby or disputes relating hereto or thereto. Each party (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other party hereto have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 8.13.

SECTION 8.14. Amendments and Waivers. This Agreement may be amended, modified, superseded or canceled and any of the terms, covenants, representations, warranties or conditions hereof may be waived only by an instrument in writing signed by each of the parties or, in the case of a waiver, by or on behalf of the party waiving compliance. No course of dealing between the parties shall be effective to amend or waive any provision of this Agreement.

SECTION 8.15. Specific Performance. The parties agree that irreparable damage would occur in the event that the parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither Seller nor Purchaser would have entered into this Agreement. The parties agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.15 shall not be required to provide any bond or other security in connection with any such order or injunction.

SECTION 8.16. Joint Drafting. The parties hereto have been represented by counsel in the negotiations and preparation of this Agreement; therefore, this Agreement will be deemed to be drafted by each of the parties hereto, and no rule of construction will be invoked respecting the authorship of this Agreement.

SECTION 8.17. Fulfillment of Obligations. Any obligation of any party to any other party under this Agreement or any of the Ancillary Agreements, which obligation is performed, satisfied or fulfilled completely by an affiliate of such party, shall be deemed to have been performed, satisfied or fulfilled by such party.

IN WITNESS WHEREOF, Seller and Purchaser have duly executed this Agreement as of the date first written above.

ATHENEX, INC.

By:
Name:
Title:

AMPHASTAR PHARMACEUTICALS, INC.

By:
Name:
Title:

SIGNATURE PAGE

ASSET PURCHASE AGREEMENT

SELLER DISCLOSURE SCHEDULE TO

ASSET PURCHASE AGREEMENT

            , 2017

The attached disclosure schedule (this “Seller Disclosure Schedule”) constitutes the Seller Disclosure Schedule referred to in the Asset Purchase Agreement (the “Agreement”) dated as of             , 2017, between Athenex Inc., a Delaware corporation (“Purchaser”) and Amphastar Pharmaceuticals, Inc., a Delaware corporation (“Seller”). Any term used in this Seller Disclosure Schedule and not otherwise defined herein shall have the meaning assigned to such term in the Agreement, if any. All references to section numbers contained in this Seller Disclosure Schedule refer to sections of the Agreement, unless the context otherwise requires.

This Seller Disclosure Schedule is qualified in its entirety by reference to specific provisions of the Agreement, and is not intended to constitute, and shall not be construed as constituting, representations, warranties, covenants or agreements of Seller or any of its affiliates except as and to the extent provided in the Agreement. Any matter set forth in any provision, subprovision, section or subsection of this Seller Disclosure Schedule shall be deemed to be disclosed for each other provision, subprovision, section or subsection of this Seller Disclosure Schedule to the extent it is reasonably apparent from the face of such disclosure that such disclosure is applicable to such other provision, subprovision, section or subsection of this Seller Disclosure Schedule. This Seller Disclosure Schedule and the information and disclosures contained herein are intended only to qualify the representations, warranties and covenants of Seller contained in the Agreement, and in no event shall the listing of such matters in this Seller Disclosure Schedule be deemed or interpreted to broaden or otherwise amplify such representations, warranties or covenants. Inclusion of a reference to or disclosure of any matter or item in this Seller Disclosure Schedule (i) shall not be construed as an admission or indication that such matter or item is material or that such matter or item is required to be referred to or disclosed, nor shall it be deemed to establish a standard of materiality now or in the future (it being the intent that neither Seller nor any of its affiliates shall be penalized for having disclosed more than may be required by the request); (ii) does not represent a determination by Seller or any of its affiliates that such matter or item did not arise in the ordinary course; (iii) shall not imply that such matter or item constitutes or would result in a Material Adverse Effect by the criteria set forth in the Agreement and (iv) shall not imply that disclosure of any such matter or item is required by Law or by any Governmental Entity. Without limiting the foregoing, no such reference to or disclosure of a possible breach or violation of any Contract, Law or Judgment shall be construed as an admission or indication that a breach or violation exists or has actually occurred. The information contained in this Seller Disclosure Schedule is disclosed solely for the purposes of the Agreement, and no information contained in this Seller Disclosure Schedule shall be deemed to be an admission by Seller to any third party of any matter whatsoever. In disclosing this information, Seller expressly does not waive any attorney client privilege associated with such information or any protection afforded by the work product doctrine with respect to any of the matters disclosed or discussed herein.

Matters reflected in this Seller Disclosure Schedule are not necessarily limited to matters required by the Agreement to be reflected herein. To the extent any such additional matters are included, they are included for information purposes and do not necessarily include other matters of a similar nature.

The descriptive headings of the several sections of this Seller Disclosure Schedule are inserted for convenience only, do not constitute a part of this Seller Disclosure Schedule and shall not affect in any way the meaning or interpretation of this Seller Disclosure Schedule. The contents of all schedules, annexes and attachments to this Seller Disclosure Schedule are incorporated by reference in this Seller Disclosure Schedule as though fully set forth in this Seller Disclosure Schedule.

The information contained in this Seller Disclosure Schedule is confidential information of Seller, and Purchaser and its respective affiliates are obligated to maintain and protect such information pursuant to the Agreement and the Confidentiality Agreement.

Section 1.02(a)(i)

Transferred Books and Records

Quality/Production Data

1.	Annual stability report and any associated OOS/OOT

2.	API specific analytical methods

3.	General test methods

4.	Process validation reports

5.	Container Closure Integrity Test reports

6.	Annual Product Review

7.	Product Quality Assessment, if applicable

8.	Final Product Certificate of Analysis

9.	Executed batch records

10.	Master batch records template

11.	API specifications

12.	Non compendia excipients specifications, analytical methods and analytical methods validations, if available

Regulatory Data

1.	All official ANDA documentation (Vol. A correspondence, original application, amendments, supplements, etc.) and electronic submission sequences

2.	Active pharmaceutical ingredient DMF dossiers

3.	Product specific Field Alert Reports and Recalls, if applicable

4.	Product specific labeling files

5.	Advertising/promotion record, if applicable

6.	Clinical records, if applicable

7.	Global Field Alert Reports and Recalls

8.	Labeling files and structured product labeling files

9.	Adverse events and product complaints, if applicable

Section 1.02(a)(ii)

Regulatory Approvals

Current (A)NDA #	Original (A)NDA #	Product	Strength	Marketing Status

074596	74-596	Acyclovir for Injection USP	500mg	Discontinued

		Acyclovir for Injection USP	1g	Discontinued

074441	74-441	Bumetanide Injection USP	0.25mg/mL, 2mL	Discontinued

		Bumetanide Injection USP	0.25mg/mL, 4mL	Discontinued

		Bumetanide Injection USP	0.25mg/mL, 10mL	Discontinued

074617	74-617	Diltiazem HCl Injection	5mg/mL, 5mL	Discontinued

		Diltiazem HCl Injection	5mg/mL, 10mL	Discontinued

		Diltiazem HCl Injection	5mg/mL, 25mL	Discontinued

074939	74-939	Dipyridamole Injection USP	5mg/mL, 10mL	Discontinued

076266	76-266	Doxapram HCl Injection USP	20mg/mL, 20mL	Discontinued

Current (A)NDA #	Original (A)NDA #	Product	Strength	Marketing Status

075634	75-634	Enalaprilat Injection	1.25mg/mL, 2mL	Discontinued

075825	75-825	Famotidine Injection (Pharmacy Bulk; Preservative-Free)	10mg/mL, 50mL	Discontinued

075684	75-684	Famotidine Injection (Pharmacy Bulk; Preserved)	10mg/mL, 50mL	Discontinued

075622	75-622	Famotidine Injection (Preservative-Free)	10mg/mL, 2mL	Discontinued

075651	75-651	Famotidine Injection (Preserved)	10mg/mL, 4mL	Discontinued

		Famotidine Injection (Preserved)	10mg/mL, 20mL	Discontinued

040540	40-540	Prochlorperazine Edisylate Injection USP	5mg/mL, 2mL	Discontinued

		Prochlorperazine Edisylate Injection USP	5mg/mL, 10mL	Discontinued

075792	75-792	Propranolol HCl Injection USP	1mg/mL, 1mL	Discontinued

076770	76-770	Terbutaline Sulfate Injection USP	1mg/mL, 1mL	Discontinued

076295	76-295	Valproate Sodium Injection USP	100mg/mL, 5mL	Discontinued

Section 1.02(a)(iii)

Inventory of the APIs

Item Number	Description		Expiry	Vendor Lot	Lot/Serial	Qty	UM

BNCH3497S	ACYCLOVIR USP/EP	Excella GmbH	Feb-16	1100236	11-0314	47,991.73	gm
BNCH3497S	ACYCLOVIR USP/EP	Excella GmbH	Feb-16	1100236	11-0314	49,995.38	gm
BNCH3497S	ACYCLOVIR USP/EP	Excella GmbH	Feb-16	1100236	11-0314	49,995.38	gm
BNCH3497S	ACYCLOVIR USP/EP	Excella GmbH	Feb-16	1100236	11-0314	49,995.38	gm
BNCH3497S	ACYCLOVIR USP/EP	Excella GmbH	Feb-16	1100236	11-0314	49,995.38	gm
BNCH3497S	ACYCLOVIR USP/EP	Excella GmbH	24-Jan-17	1200590	12-0103	4,179.87	gm
BNCH3497S	ACYCLOVIR USP/EP	Excella GmbH	24-Jan-17	1200590	12-0103	49,947.41	gm
BNCH3497S	ACYCLOVIR USP/EP	Excella GmbH	24-Jan-17	1200590	12-0103	49,947.41	gm
BNCH3497S	ACYCLOVIR USP/EP	Excella GmbH	12-Dec-17	9030400	13-0032	19,982.23	gm
BNCH3497S	ACYCLOVIR USP/EP	Excella GmbH	12-Dec-17	9030400	13-0032	49,982.23	gm
BNCH3497S	ACYCLOVIR USP/EP	Excella GmbH	12-Dec-17	9030400	13-0032	49,982.23*	gm
BNCH3529	DILTIAZEM HCL, USP	FERMION (4029)INTERCHEM	14-Jun-15	1343727	10-0579	36,543.55	gm
BNCH3529	DILTIAZEM HCL, USP	FERMION (4029)INTERCHEM	28-Feb-16	1386196	11-0238	20,690.63	gm
BNCH3529	DILTIAZEM HCL, USP	FERMION (4029)INTERCHEM	28-Feb-16	1386196	11-0238	39,968.63	gm

BNCH3529	DILTIAZEM HCL, USP	FERMION (4029)INTERCHEM	28-Feb-16	1386196	11-0238	39,992.27	gm
BNCH3529	DILTIAZEM HCL, USP	FERMION (4029)INTERCHEM	28-Feb-16	1386196	11-0238	39,998.49	gm
BNCH3529	DILTIAZEM HCL, USP	FERMION (4029)INTERCHEM	28-Feb-16	1386196	11-0238	39,992.27	gm
BNCH3887	DIPYRIDAMOLE, USP	GYMA/SIMS	Dec-14	155.106	10-0291	24,688.58	GM
BNCH3711	ENALAPRILAT, USP	Excella GmbH	Nov-14	0911473	10-0236	1,425.86	GM
BNCH3711	ENALAPRILAT, USP	Excella GmbH	Nov-14	0911473	11-0002	733.29	GM
BNCH3711	ENALAPRILAT, USP	Excella GmbH	Nov-14	0911473	11-0152	1,483.12	GM
BNCH3721	FAMOTIDINE	GYMA/ECROS	21-Oct-12	F 307	10-0101	5,647.73	GM
BNCH3721	FAMOTIDINE	GYMA/ECROS	25-May-13	F 311	10-0715	24,846.40	GM
BNCH3721	FAMOTIDINE	GYMA/ECROS	9-Dec-13	F 316	11-0181	24,857.84	GM
BNCH3721	FAMOTIDINE	GYMA/ECROS	9-Dec-13	F 316	11-0181	24,995.60	GM
BNCH3721	FAMOTIDINE	GYMA/ECROS	9-Dec-13	F 316	11-0181	24,995.60	GM
BNCH3721	FAMOTIDINE	GYMA/ECROS	9-Dec-13	F 316	11-0181	24,995.60	GM
BNCH3721	FAMOTIDINE	GYMA/ECROS	9-Dec-13	F 316	11-0181	24,995.60	GM
BNCH3951	PROCHLORPERAZINE	EDISYLATE TRIFARMA S.p.A	July 2016	PROPER-ES/072/L	11-0531	4,519.75	GM
BNCH3951	PROCHLORPERAZINE	EDISYLATE TRIFARMA S.p.A	Nov 2016	PROPER-ES/074/L	11-0701	7,372.95	GM
BNCH3951	PROCHLORPERAZINE	EDISYLATE TRIFARMA S.p.A	Nov 2016	PROPER-ES/076/L	11-0703	5,460.75	GM

BNCH3951	PROCHLORPERAZINE	EDISYLATE TRIFARMA S.p.A	Nov 2016	PROPER- ES/077/L	12-0005A	7,358.51	GM
BNCH3951	PROCHLORPERAZINE	EDISYLATE TRIFARMA S.p.A	June 2018	PROPER- ES/083/L	13-0167A	7,300.00*	GM
BNCH3951	PROCHLORPERAZINE	EDISYLATE TRIFARMA S.p.A	June 2018	PROPER- ES/084/L	13-0168	7,400.00*	GM
BNCH3951	PROCHLORPERAZINE	EDISYLATE TRIFARMA S.p.A	June 2018	PROPER- ES/085/L	13-0169	7,062.60*	GM
BNCH3987	TERBUTALINE SULFATE	CAMBREX PROFRMACO MILANO	Jan 2015	220103	11-0392	1,945.58	GM

*	Seller will keep certain amount of APIs that are not expired as of the Closing Date as “Retain Samples”, the quantity for Retain Samples will be according to the applicable United States Pharmacopeia.

Section 1.03(a)(iv)

Assumed Liabilities

It is possible that the FDA may require that additional studies be performed or data and information be provided or that additional requirements be imposed in connection with Purchaser’s transfer of the Products to a new facility in order to exploit the Regulatory Approvals.

Section 5.01(c)

Commingled Documents

(i)

Commingled Document Type	Document Description	Document Format	Method of Delivery to Purchaser
Current Supplier Dossiers and Vendor Qualification for current suppliers of vials, stoppers, seals, active pharmaceutical ingredients, and excipients

A Supplier Dossier is a package of

documents which supports the adequacy of the supplier (vendor or manufacturer) to provide a raw material or component. The dossier may include the quality agreement, quality standards, standard operating procedures, supplier questionnaires and any audit results.

Vendor Qualification includes documentation supporting the auditing process which ensures a product and/or a service provided by the vendor consistently meets the quality requirements set forth by the firm.

		Paper and Electronic (some in each format)	All commingled supplier dossiers will be transferred to Purchaser. Information in these dossiers identifying products not included in the Transferred Assets, and the respective customer information, will be redacted.

Field Alert Reports (FAR)	FDA form filed when there is any known failure to meet specifications (testing requirements) of one or more distributed batches of the drug product as established in the drug product application (NDA or ANDA).	Paper and Electronic (some in each format)	All commingled Field Alert Reports will be transferred to Purchaser. Information in these reports identifying products not included in the Transferred Assets, and the respective customer information, will be redacted.

Commingled Document Type	Document Description	Document Format	Method of Delivery to Purchaser
Recall Documentation	The documentation filled out to designate the need to remove or correct a marketed product that the FDA considers to be in violation of the Laws it administers and against which the agency would initiate legal action, e.g., seizure.	Paper and Electronic (some in each format)	All Transferred Asset-specific Recalls will be transferred to Purchaser.

Container Closure Integrity Testing Reports	A container closure system refers to the sum of packaging components that together contain and protect the drug product. The report shows that each of the components conforms to sterility requirements that when the product is placed in the component, sterility is maintained.	Paper	All container closure integrity testing reports will be transferred to Purchaser. Information in these reports identifying products not included in the Transferred Assets, and the respective customer information, will be redacted.

FDA Minutes	Minutes from meetings with the FDA to discuss the state of BVL and the Transferred Assets, supply from 2011 forward.	Paper and Electronic (some in each format)	Minutes from meetings with the FDA from 2011 to the present will be transferred to Purchaser. Information in these minutes identifying products not included in the Transferred Assets, and the respective customer information, will be redacted.

Validation Reports and Raw Data	Validation reports and raw data from the quality function	Electronic (for validation reports) and Paper (for raw data)	All validation reports and raw data will be transferred to Purchaser. Information in these materials identifying products not included in the Transferred Assets, and the respective customer information, will be redacted.

(ii)

Commingled Document Type	Document Description	Document Format	Method of Delivery to Purchaser
Investigations (including Investigations related to Field Alert Reports and Recalls)

An investigation is the process and the documentation of the process of using inquiries and examinations to gather facts and information to solve a problem or resolve an issue with root cause of the problem.

The problem is an event determined to have an impact on a regulatory submission, validated (tested and confirmed) parameter, policies or specifications (acceptance criteria).

Paper and Electronic (some in each format)

Summaries of Product specific investigations for commercial Products are included in Annual Product Reviews (2009 to present) that will be provided to Purchaser.

Investigations tied to ANDA submissions will be provided to Purchaser as part of the ANDA with redaction to remove non-Transferred Asset specific information.

Upon request, Seller will use commercially reasonable efforts to obtain from Hikma, or provide Purchaser with access to, such information (which will have all non-Transferred Asset information redacted).

Out of Specification (OOS) and Out of Trend (OOT) Reports for Laboratory Results	The specification is the explicit set of requirements to be satisfied by the product, raw material or component, which makes it suitable for use. When these requirements are not met that failure is called being “out of specification.” The documentation represents the investigation performed to understand the out of specification event.	Paper and Electronic (some in each format)

Summaries of product specific OOS and OOT reports for Transferred Assets are included in Annual Product Reviews (2009 to present) that will be provided to Purchaser.

Upon request, Seller will use commercially reasonable efforts to obtain from Hikma, or provide Purchaser with access

Commingled Document Type	Document Description	Document Format	Method of Delivery to Purchaser
	An out of trend result is one that does not follow the expected values with respect to previously collected data. That data may be within specification but not within the norm for that product. The documentation represents the investigation performed to understand the out of trend event.		to, such information (which will have all non-Transferred Asset information redacted).

Change Controls	The commercial system process to document all changes that have the potential to impact product registration, cGMPs, product attributes (safety, identity, strength, purity and quality) and/or the state of validation of processes, equipment, instruments, facilities and systems.	Paper and Electronic (some in each format)

Summaries of Product specific change controls are included in Annual Reports to the FDA that will be provided to Purchaser.

Upon request, Seller will use commercially reasonable efforts to obtain from Hikma, or provide Purchaser with access to, such information (which will have all non-Transferred Asset information redacted).

Corrective Actions and Preventive Actions (CA/PA)

A corrective action is the immediate action and the documentation of the action taken to eliminate or mitigate the effects of an existing nonconformance (failure to meet criteria or perform to procedure), defect or any other event which is outside the regulatory filing.

A preventive action is an action and the documentation of the action taken to reduce the potential of reoccurrence of the defined root cause in an investigation or nonconformance.

Paper and Electronic (some in each format)

Summaries of product specific change controls resulting from CA/PA actions are included in Annual Reports to the FDA that will be provided to Purchaser.

Upon request, Seller will use commercially reasonable efforts to obtain from Hikma, or provide Purchaser with access to, such information (which will have all non-Transferred Asset information redacted).

(iii)

Commingled Document Type	Document Description	Document Format	Method of Delivery to Purchaser

Laboratory Notebooks – Development (Pre Product Approval and Support Post Approval)

Includes all work tied to development work for all Bedford Business Products and all Transferred Assets/Products, pre-product approval and post-approval.

	Documentation from the laboratory and the primary record of laboratory testing for product development and lifecycle management. May include interpretation of the analysis or an assessment against a defined set of limits.	Paper for those not commingled, Electronic (and redacted) for those commingled.	Notebooks containing Transferred Asset information will be scanned, redacted and Purchaser will receive electronic copies of all Transferred Asset information.

Section 8.05(b)(ii)

Permitted Liens

None.

Section 8.05(b)(iii)

Products

acyclovir sodium

bumetanide

diltiazem hydrochloride

dipyridamole

doxapram hydrochloride

enalaprilat

famotidine

prochlorperazine edisylate

propranolol hydrochloride

terbutaline sulfate

valproate sodium

Exhibit A

Forms of Transfer Documents

(See attached)

BILL OF SALE AND

ASSIGNMENT AND ASSUMPTION AGREEMENT

This Bill of Sale and Assignment and Assumption Agreement (this “Agreement”) is made and entered into effective as of             , 2017 by and between Athenex, Inc., a Delaware corporation (“Purchaser”) and Amphastar Pharmaceuticals, Inc., a Delaware corporation (“Seller”). Seller and Purchaser may each be referred to herein as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Seller and Purchaser have entered into that certain Asset Purchase Agreement, dated as of             , 2017 (as the same may be amended, restated, supplemented or modified from time to time, the “Asset Purchase Agreement”); and

WHEREAS, pursuant to the Asset Purchase Agreement. Seller has agreed to sell the Transferred Assets and transfer the Assumed Liabilities to Purchaser, and Purchaser has agreed to purchase the Transferred Assets and assume the Assumed Liabilities from Seller.

AGREEMENT

NOW, THEREFORE, for consideration of the mutual agreements and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

1. Definitions. Unless otherwise specifically provided herein, capitalized terms used in this Agreement and not otherwise defined herein shall have the respective meanings ascribed thereto in the Asset Purchase Agreement.

2. Conveyance and Acceptance. In accordance with the provisions of the Asset Purchase Agreement, Seller hereby sells, transfers, conveys, assigns and delivers to Purchaser all of Seller’s right, title and interest in and to the Transferred Assets, and Purchaser hereby purchases and accepts the Transferred Assets, in each case, free and clear of all Liens other than Permitted Liens.

3. Assumption of Assumed Liabilities. In accordance with the provisions of the Asset Purchase Agreement, Seller hereby assigns to Purchaser the Assumed Liabilities and Purchaser hereby assumes and agrees to pay and discharge when due the Assumed Liabilities.

4. Asset Purchase Agreement Controls. Notwithstanding any other provision of this Agreement to the contrary, nothing contained herein shall in any way supersede, modify, replace, amend, change, rescind, waive, exceed, expand, enlarge or in any way affect the provisions, including warranties, covenants, agreements, conditions, representations or, in general any of the rights and remedies, or any of the obligations of Purchaser or Seller set forth in the Asset Purchase Agreement. This Agreement is subject to and governed entirely in accordance with the terms and conditions of the Asset Purchase Agreement. Nothing contained herein is intended to modify or supersede any of the provisions of the Asset Purchase Agreement.

5. Miscellaneous.

(a) This Agreement, the negotiation, execution or performance of this Agreement and any disputes arising under or related hereto (whether for breach of contract, tortious conduct or otherwise) shall be governed and construed in accordance with the Laws of the State of Delaware, without reference to its conflicts of laws principles that would refer the interpretation or construction of, or resolution of any dispute under, this Agreement to the substantive Laws of another jurisdiction.

(b) This Agreement may be amended, modified, superseded or canceled, and any of the terms, covenants, representations, warranties or conditions hereof may be waived only by an instrument in writing signed by each of the parties or, in the case of a waiver, by or on behalf of the party waiving compliance. No course of dealing between the parties shall be effective to amend of waive any provision of this Agreement.

(c) All legal and other costs and expenses incurred in connection herewith and the transactions contemplated hereby shall (except as otherwise provided herein) be paid by the Party incurring such expenses.

(d) This Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns.

(e) In the event that any provision contained in this Agreement shall for any reason be held to be illegal, invalid or unenforceable in any jurisdiction, such provision shall be ineffective as to such jurisdiction to the extent of such invalidity, illegality or unenforceability without invalidating or affecting the remaining provisions hereof or affecting the validity, legality or enforceability of such provision in any other jurisdiction. Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a reasonably acceptable manner in order that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

(f) This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when each party hereto shall have received counterparts hereof signed by each of the other parties hereto. If any signature is delivered by facsimile transmission or by PDF, such signature shall create a valid and binding obligations of the party executing (or on whose behalf the signature is executed) with the same force and effect as if such facsimile or PDF signature were an original thereof.

[Signature page follows]

2

IN WITNESS WHEREOF, the Parties hereto have each caused this Agreement to be duly executed as of the Closing Date.

SELLER:

AMPHASTAR PHARMACEUTICALS, INC.

By:
Name:
Title:

PURCHASER:

ATHENEX, INC.

By:
Name:
Title:

SIGNATURE PAGE

BILL OF SALE AND ASSIGNMENT AND ASSUMPTION AGREEMENT

Exhibit B

Form of Purchaser Change in Ownership Letters

[Purchaser’s Letterhead]

[Date], 2017

Office of Generic Drugs

Re:	ANDA [*]
[Product Name]
Change of Ownership Acceptance

Dear Sir/Madame:

With this letter, we wish to notify the Food and Drug Administration (“FDA”) consistent with 21 C.F.R. § 314.72(a)(1) that, effective             , 2017 the ownership of the above-referenced Abbreviated New Drug Application (“ANDA”) was transferred from [Seller] to [Purchaser] (“[Purchaser]”).

Additionally, [Purchaser] is hereby appointing the following U.S. Agent for this application:

[U.S. Agent]

[Contact]

[Address]

[Phone]

[Purchaser Language Option #1: In accordance with 21 C.F.R. 314.72(a)(2)(iii), [Seller] has provided to [Purchaser] a complete copy of the approved ANDA, including supplements and records that are required to be kept under 21 C.F.R. 314.81. OR Purchaser Language Option #2: In accordance with 21 C.F.R. 314.72(a)(2)(iii), [Purchaser] hereby requests [or has requested] from FDA a complete copy of the approved ANDA.] In accordance with 21 C.F.R. §314.72(a)(2)(i), [Purchaser] commits to all agreements, promises and conditions made by the former owner, [Seller], and contained in the application. Consistent with 21 C.F.R. § 314.72(b), [Purchaser] commits to advising FDA about any change in the conditions in the approved application under 21 C.F.R. § 314.70.

Enclosed in this submission is a Letter of Authorization from [Purchaser] authorizing [U.S. Agent] to act on their behalf as it relates to Agency matters regarding this ANDA.

Written acknowledgement of the change in ANDA ownership would be appreciated. Please contact the undersigned if you have any comments or questions regarding this letter.

This submission is being provided in electronic format. It has been scanned with [McAfee Virus Scan Enterprise [insert version]] and found to be virus-free. [For technical issues unrelated to the content of this submission, please contact [name] at [phone number]]. [Optional]

Sincerely,

[*]

[Purchaser]

Exhibit C

Form of Seller Change in Ownership Letters

[Seller’s Letterhead]

[Date], 2017

[Address of FDA Contact]

Re: ANDA [*]

[Product Name]

Transfer of ANDA Ownership

Dear Sir/Madame:

With this letter, we wish to notify the Food and Drug Administration (“FDA”) consistent with 21 C.F.R. § 314.72(a)(1) that, effective             , 2017, [Seller] has transferred all rights to the above-referenced Abbreviated New Drug Application (“ANDA”) to [Purchaser] (“[Purchaser]”).

Written acknowledgement of the change in ANDA ownership would be appreciated. Please contact [Seller contact’s name, phone number and email address] or [Buyer contact’s name, phone number and email address] if you have any comments or questions regarding this letter.

This submission is being provided in electronic format. It has been scanned with [McAfee Virus Scan Enterprise [insert version]] and found to be virus-free. For technical issues unrelated to the content of this submission, please contact [name] at [phone number].

Sincerely,

[*]

[Seller]

PPAB 3547796v2